Deloitte Touche Tohmatsu Rua Nunes Machado, 68, The Five East Batel - 18º andar 80250-000 - Curitiba - PR Brazil Tel.: + 55 (41) 3312-1400 Fax: + 55 (41) 3312-1470 www.deloitte.com.br
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-273432 on Form F-3 of our report dated April 10, 2024, relating to the financial statements of Companhia Paranaense de Energia - Copel, appearing in this Annual Report on Form 20-F of Companhia Paranaense de Energia - Copel for the year ended December 31, 2024.
April 16, 2025
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
Curitiba, Brazil

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.
Deloitte provides industry-leading audit and assurance, tax and legal, consulting, financial advisory, and risk advisory services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets, enable clients to transform and thrive, and lead the way toward a stronger economy, a more equitable society, and a sustainable world. Building on its 175-plus year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 457,000 people worldwide make an impact that matters at www.deloitte.com.
© 2025. For information, contact Deloitte Global.